SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 98100 / August 10, 2023

Admin. Proc. File No. 3-21380

In the Matter of

NOBLE VICI GROUP, INC.

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Company failed to file periodic reports in violation of Section 13(a) of the Securities Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the public interest to revoke the registration of the company's securities.

APPEARANCES:

Samantha M. Williams and *Sandhya C. Harris* for the Division of Enforcement

Respondent Noble Vici Group, Inc. (CIK No. 1500122; ticker: NVGI) ("Respondent"), an issuer with a class of securities registered with the Commission, failed to file an answer in response to an order instituting proceedings ("OIP") alleging that it did not file required periodic reports.[1] Though it failed to respond to the OIP, Respondent filed a Form 15 seeking to terminate the registration of its securities. Respondent also failed to respond to the Division of Enforcement's motion to expedite the proceeding and find Respondent in default before the Form 15 became effective, and it failed to respond to an order to show cause why it should not be found in default.[2] We now expedite the proceeding, find Respondent to be in default, deem the allegations of the OIP to be true, and revoke the registrations of its securities.

I.   Background

A.   The Commission issued an order instituting proceedings against Respondent alleging that it violated the Securities Exchange Act of 1934 and the rules thereunder by failing to file required periodic reports.

On April 20, 2023, the Commission issued the OIP against Respondent pursuant to Section 12(j) of the Securities Exchange Act of 1934. Section 12(j) authorizes the Commission as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.[3]

As explained in the OIP, Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports.[4] The periodic reports must be filed even if the registration is voluntary under Section 12(g).[5] Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 generally requires domestic issuers to file quarterly reports.[6] These requirements are imposed "for the proper protection of investors and to insure fair dealing" in an issuer's securities.[7] A violation of these provisions does not require scienter.[8]

---

[1]   *Noble Vici Group, Inc.*, Exchange Act Release No. 97332, 2023 WL 3038825 (Apr. 20, 2023).

[2]   *Noble Vici Group, Inc.*, Exchange Act Release No. 97853, 2023 WL 4404240 (Jul. 7, 2023).

[3]   15 U.S.C. § 78*l*(j).

[4]   *See* 15 U.S.C. §§ 78m(a), 78*l*.

[5]   *See* 15 U.S.C. §§ 78m(a), 78*l*(g).

[6]   17 C.F.R. §§ 240.13a-1, .13a-13.

[7]   15 U.S.C. § 78m(a).

[8]   *Advanced Life Scis. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Cap. Corp.*, Exchange Act Release No. 67313,

The OIP alleges that Respondent is delinquent in its periodic filings with the Commission because it has repeatedly failed to meet its obligations to file timely periodic reports. The OIP further alleges either that Respondent failed to heed a delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, that by failing to maintain a valid address on file with the Commission, as required by Commission Rules, Respondent did not receive such letter.

Specifically, the OIP alleges that Respondent is a delinquent Delaware corporation located in Singapore, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The OIP further alleges that Respondent is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2021, which reported a net loss of $599,742 for the prior six months. The OIP alleges that, as of February 1, 2023, unsolicited quotations for the common stock of NVGI were quoted on OTC Link operated by OTC Markets Group, Inc.

The OIP directed Respondent to file an answer to the allegations contained therein within ten days after service, as provided by Rule 220(b) of the Commission's Rules of Practice.[9] The OIP informed Respondent that if it failed to answer, it may be deemed in default, the proceedings may be determined against it upon consideration of the OIP, and the allegations in the OIP may be deemed to be true as provided in the Rules of Practice.[10]

As set forth below, Respondent did not answer the OIP. However, on May 16, 2023, it filed a Form 15, seeking to terminate the registration of its securities under Exchange Act Section 12(g). A Form 15 generally takes effect 90 days after it is filed, meaning that the Form 15 that Respondent filed on May 16, 2023, would become effective on August 14, 2023.[11]

B.   Respondent failed to answer the OIP, respond to the Division's motion for default and expedited consideration, or respond to a show cause order.

Respondent was properly served with the OIP but did not answer it. On July 6, 2023, the Division filed a motion to expedite the proceeding, find Respondent in default, and revoke the registration of its securities before the Form 15 becomes effective. Respondent did not respond to the Division's motion.

On July 7, 2023, more than ten days after service on Respondent, the Commission ordered it show cause by July 21, 2023, why the registration of its securities should not be

---

2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998).

[9]   17 C.F.R. § 201.220(b).

[10]   *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

[11]   15 U.S.C. § 78*l*(g)(4); 17 C.F.R. § 240.12g-4; *see also* 15 U.S.C. § 78*l*(g)(4) (providing that a Form 15 will not become effective 90 days after its filing if the Commission institutes proceedings to deny termination of registration on the basis that the information required to be certified on the Form 15 is untrue).

revoked by default due to its failure to file an answer or otherwise to defend this proceeding.[12] Respondent was warned that if it "fail[ed] to respond to th[e] order to show cause, it may be deemed in default, the proceeding may be determined against it, and the registration of its securities may be revoked." The show cause order also warned Respondent that, if it did not respond, its securities registration may be revoked before the August 14, 2023, effective date of the Form 15. Respondent did not subsequently answer the OIP or respond to the show cause order.

II.   Analysis

A.   We exercise our discretion to grant the Division's motion to expedite this proceeding.

We conclude that it is an appropriate exercise of our discretion to grant the Division's motion to expedite consideration of this Section 12(j) proceeding.[13] Once an issuer no longer has a class of securities registered under Section 12 of the Exchange Act—*e.g.*, upon the effectiveness of a Form 15—it is appropriate to dismiss a Section 12(j) proceeding against that issuer because revocation and suspension of registration are the only remedies available in a proceeding instituted under that section.[14] Yet revocation of registration pursuant to Section 12(j) imposes important trading restrictions that do not arise when registration is terminated through the filing of a Form 15. In particular, "[n]o member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been . . . revoked pursuant to" Section 12(j).[15]

Under the circumstances, we believe it is appropriate to exercise our discretion to expedite consideration and prioritize the resolution of the Section 12(j) proceeding. Respondent failed to file an answer; respond to the Division's motion; or respond to the show cause order. By failing to participate in this proceeding, Respondent forfeited the opportunity to justify why the trading of its securities should continue despite its recurrent failure to comply with periodic reporting obligations.[16] Moreover, Respondent filed its Form 15 only after the institution of

---

[12]   *Noble Vici*, 2023 WL 4404240, at *1.

[13]   *See, e.g.*, *Florida Mun. Power Agency v. FERC*, 315 F.3d 362, 366 (D.C. Cir. 2003) (stating that "[a]dministrative agencies enjoy 'broad discretion' to manage their own dockets"); *Metwood Inc.*, Exchange Act Release No. 96589, 2022 WL 18022632, at *3 (Dec. 28, 2022) (expediting consideration of the Section 12(j) proceeding).

[14]   *NXChain, Inc.*, Exchange Act Release No. 87479, 2019 WL 5784734, at *2 & n.12 (Nov. 6, 2019) (collecting cases).

[15]   15 U.S.C. § 78*l*(j).

[16]   *See generally Porco v. Huerta*, 472 F. App'x 2, 4 (D.C. Cir. 2012) (applying forfeiture to claim that agency should not have remanded case for disposition on "expedited schedule").

proceedings, and was repeatedly warned of the consequences of defaulting. We have expedited proceedings in similar circumstances in the past and do so again here.[17]

B.   We hold Respondent in default, deem the OIP's allegations to be true, and find that Respondent violated the Exchange Act by failing to file required periodic reports.

Rule of Practice 220(f) provides that if a respondent fails to file an answer required by the OIP within the time provided, such respondent may be deemed in default pursuant to Rule 155(a).[18] Rule 155(a) permits the Commission to deem such a respondent in default and "determine the proceeding against [it] upon consideration of the record, including the order instituting proceedings, the allegations of which may be deemed to be true."[19] Because Respondent has failed to answer and has not responded to the order to show cause, we find it appropriate to deem Respondent in default and to deem the allegations of the OIP to be true.

The OIP alleges that Respondent had a class of securities registered with the Commission under Exchange Act Section 12(g), and that it has failed to file required annual and quarterly reports. The allegations of the OIP, deemed true, establish that Respondent violated Exchange Act Section 13(a) and the rules thereunder.[20]

C.   We deem it necessary and appropriate to revoke the registration of all classes of Respondent's registered securities.

Section 12(j) authorizes us as we deem "necessary or appropriate for the protection of investors" to suspend for 12 months or less or revoke the registration of an issuer's securities if the issuer has failed to make required filings.[21] We apply a multifactor test to determine an appropriate sanction:

> [W]e will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[22]

---

[17]   *See, e.g.*, *Plantation Corp.*, Exchange Act Release No. 96594, 2022 WL 18024181, at *3 (Dec. 29, 2022); *Metwood*, 2022 WL 18022632, at *3.

[18]   17 C.F.R. § 201.220(f).

[19]   17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

[20]   *See supra* notes 4–8 and accompanying text.

[21]   15 U.S.C. § 78*l*(j); *see also* 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13.

[22]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

Although these factors are nonexclusive, and no single factor is dispositive,[23] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other *Gateway* factors would justify a sanction less than revocation."[24]

Respondent's violations were recurrent in that it has failed to file required annual and quarterly reports over almost two years.[25] These violations are serious because "reporting requirements are 'the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.'"[26] An issuer's failure to file periodic reports violates "a central provision of the Exchange Act . . . , depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[27] That Respondent repeatedly ignored its reporting obligations evinces "a 'high degree of culpability.'"[28] And because Respondent failed to answer the OIP or otherwise participate in

---

[23] *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[24] *Calais Res. Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); *accord Am. Stellar Energy, Inc. (n/k/a Tara Gold)*, Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011); *Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5 (July 6, 2011).

[25] *See, e.g.*, *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015) (failure to file "any periodic reports for over two years" was recurrent); *China-Biotics*, 2013 WL 5883342, at *10 (failure to "file a single periodic report for more than a year and a half" was recurrent); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 (failure to file "required filings over the course of the two-year period in the OIP" was recurrent). We take official notice of Respondent's EDGAR filings, which demonstrate that its delinquency has continued since the issuance of the OIP. *See* Rule of Practice 323, 17 C.F.R. § 201.323 ("Official notice may be taken of . . . any matter in the public official records of the Commission . . . ."); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 & n.23, *6 n.27 (finding that we may consider "matters that fall outside the OIP[] in assessing appropriate sanctions," such as an issuer's failure to file additional required reports with the Commission).

[26] *Am.'s Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *4 n.17 (Mar. 22, 2007) (alteration in original) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)); *see also supra* note 24 and accompanying text (recurrent failure to file periodic reports is "so serious" as to require a "strongly compelling showing" regarding other factors to justify a sanction less than revocation).

[27] *Accredited Bus. Consolidators*, 2015 WL 5172970, at *2; *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[28] *See, e.g.*, *Citizens Cap.*, 2012 WL 2499350, at *5 (quoting *Am.'s Sports Voice*, 2007 WL 858747, at *3).

this proceeding, it has submitted no evidence of any efforts to remedy its past violations and ensure future compliance. Nor has it made any assurances against further violations.

Accordingly, each of the factors we analyze favors revocation. Respondent has failed to make a strongly compelling showing to justify another sanction. We find it necessary and appropriate for the protection of investors to revoke the registration of all classes of Respondent's registered securities.

An appropriate order will issue.

By the Commission (Chair GENSLER and Commissioners PEIRCE, CRENSHAW, UYEDA and LIZÁRRAGA).

Vanessa A. Countryman
Secretary

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 98100 / August 10, 2023

Admin. Proc. File No. 3-21380

In the Matter of

NOBLE VICI GROUP, INC.

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of Noble Vici Group, Inc. (CIK No. 1500122; ticker: NVGI) under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

The revocation is effective as of August 11, 2023.

By the Commission.

Vanessa A. Countryman
Secretary